# Zirconia Inc.



# ANNUAL REPORT

4611 S 134th Pl, STE 240

Tukwila, WA 98168

0

https://zirconiainc.com/

This Annual Report is dated April 28, 2022.

## BUSINESS

Zirconia Inc. is a materials technology company that uses advanced ceramic elements to produce high-performance, long-lasting, eco-friendly ceramic coatings. Zirconia is the first to make a ceramic coating that cures and chemically bonds to concrete and steel at room temperature, no kiln is needed.

These ceramic coatings, called Ceramic Surface Treatments (CSTs), restore, preserve and protect concrete and steel from wear, corrosion, and decay indefinitely. Zirconia's patented Ceramic Surface Treatments solve significant problems in global infrastructure construction, repair, and renovation that cannot be accomplished by other current technology.

Zirconia was initially formed as Zirconia LLC in the state of Washington on September 2, 2016, and converted into a Delaware corporation on May 19, 2017.

Sales Model

Zirconia has a business-to-business (B2B) sales model. Our direct sales strategy utilizes independent sales representatives and select distributors in strategic markets, the lowest cost sales platform with the highest degree of profitability. Our manufacturing uses efficient toll blending, meaning a few key staff can manufacture large product volumes with low labor and overhead costs. So, we are ultra-efficient from the beginning in terms of both manufacturing and sales.

Go-to-Market Strategy

Corrosion prevention and repair is an enormous market, both in America and globally, equating to approximately 3% of global GDP, or 2.8 trillion in 2021.*

Our initial go-to-market strategy leverages our key technology benefits in the infrastructure market for Water, including, Drinking Water, Stormwater and Wastewater, and also Food Manufacturing, which has similar needs. Zirconia's products fill a market void for a protective anti-corrosion technology that bonds chemically and stabilizes the concrete asset's surface, stopping chemical erosion.

In addition to stabilizing concrete chemistry, our Ceramic Surface Treatment technology eliminates porosity completely. Concrete begins with 10% porosity or more when new. Porosity is the gateway to all concrete asset degradation and eventual failure as it allows for chemical attack and erosion. Porosity further provides habitat for microbial life, capturing food and water, and allowing microbial pathogens to accumulate. This porosity pathway to microbial infection is stopped by Zirconia's Ceramic Surface Treatment, which eliminates all porosity and creates a Biologically Impervious, antimicrobial surface that does not allow microbial colonization or occupation of the concrete's surface.

Zirconia's Ceramic Surface Treatments dramatically improves the durability of concrete, making our coating technology the right fit for the needs of the water and food manufacturing infrastructure markets.

Water Infrastructure: This market desperately needs a solution for chlorine degradation for freshwater concrete infrastructure. Chlorine dissolves concrete but is necessary for the sanitation of the stored water. Zirconia's CST Technology solves this problem.

Durability, including surface sealing and chemical stabilization CST technology provides, is also necessary for stormwater and wastewater infrastructure. CST technology also fixes micro-cracks and macro-cracks in the concrete surface eliminating failure points and strengthening the surface to a better-than-new condition, ensuring the longevity of these concrete-built systems.

Waterproofing: Our bonded Ceramic Surface Treatment is the first and only bonded waterproofing for concrete that can be used outdoors. Zirconia's technology is inorganic and is immune to everything that destroys plastics, including sunlight (which contains destructive ultra-violet light), extreme heat/cold, humidity, and salt. This tech is good for stabilizing and improving freshwater and wastewater treatment facilities, and also improving safety by reducing slip-fall hazards (discussed below) due to its non-skid property.

Food Manufacturing Industry: Zirconia's CST technology has a high value in food production and where the microbiological load is persistently high. In these facilities, they need our (A) cleanability and (B) Biologically Impervious, antimicrobial qualities.

Food Manufacturing Industry, plastic flooring replacement: Zirconia's Ceramic Sealant can replace the plastic coatings (e.g., epoxy) used in the food manufacturing industry. This is because plastics cannot chemically bond to concrete or survive the harsh chemicals used for cleaning. Zirconia's technology is chemically bonded to the concrete floor, cannot delaminate, and is immune to cleaning chemistries.

Additionally, at a microscopic level, CST tech has sharp ceramic edges that provide grab, even in wet environments, which prevents slip-fall accidents. Also, we can add non-slip components to our CST layer that create ultra-durable non-skid features.

Plastics have none of these positive qualities mentioned above. In the past, they were just the only product available to create a "seamless, cleanable floor" required by FDA and USDA.

Plastics cannot hold sand that makes the surface non-skid. Plastics are also smooth, slippery and cause large numbers of slip-fall injuries every year in food manufacturing due to the slippery nature of many food products that spill onto floors. Because of this problem, compensation & medical costs associated with employee slip/fall accidents represents a $70 billion annual loss (National Safety Council Injury Facts 2003 edition).**

* http://impact.nace.org/economic-impact.aspx.

** https://nfsi.org/nfsi-research/quickfact
/#:~:text=According%20to%20the%20Consumer%20Product,million%20fall%20injuries%20each%20year

Target Customers

Water & Wastewater Infrastructure: Municipalities (City of Chattanooga), Stantec (architectural & engineering firm), Yorkshire Water, Yorkshire County, England.

Food Manufacturing: Food Man. (Pepsico), Protein Processors (Tyson Foods, Empirical Foods), Protein Manufacturers (Foster Farms, Perdue Farms)

Commercial Construction: General Contractors (Fisher, Hensel Phelps, Absher, Kemper Development, Howard S. Wright), Direct Customers (Amazon, Starbucks, Costco)

**Previous Offerings**

Type of security sold: Convertible Note
Final amount sold: $995,000.00
Use of proceeds: Equipment, raw goods, salaries, general operations
Date: May 14, 2020
Offering exemption relied upon: 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $600,000.00
Number of Securities Sold: 1,941,922
Use of proceeds: Raw goods, salaries, general operations
Date: July 14, 2020
Offering exemption relied upon: 506(b)

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**

**AND RESULTS OF OPERATION**

**Operating Results – 2021 Compared to 2020**

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $281,597, an approximate 220% increase compared to fiscal year 2020 revenue of $87,944. Since 2020, the Covid-19 pandemic restrictions throughout the United States, and globally, continued to restrict sales opportunities within our initial chosen market sectors – construction, infrastructure, and food production. During this extended period of uncertainty, we pivoted much of our focus to research, development, and testing, allowing us to better position ourselves for renewed sales efforts in line with economic recovery within these sectors.

Cost of Goods Sold

Cost of goods sold in 2021 were $56,463, an increase of $41,721 over the prior year cost of goods sold amount of $14,742 in 2020. This 2021 increase of approximately 283% was driven by the higher sales amounts recorded for the year.

Gross Margins

2021 gross profit increased by more than $151,000 over 2020 gross profit. However, gross margin as a percentage of revenue decreased from 83.2% in 2020 to 79.9% in 2021. The approximate 3.3% gross margin decrease experienced was driven primarily by supply chain issues initiated from the pandemic. Limited sales volume and maintaining adequate raw goods inventory levels helped the Company mitigate margin risks during 2021.

Expenses

The Company's expenses consist of, among other things, personnel, marketing and sales expenses, fees for professional services, research, development, and testing, office and warehouse related expenditures, insurance, and licensing. In the personnel area, the $347,271 spend in 2021 was a $125,989 increase over the 2020 amount of $221,282. The majority of this increase (64%) was driven by $87,317 in commission expense incurred on projects completed. Marketing spend from a fundraising campaign launch with StartEngine during the fourth quarter of 2021, led to a $49,089 increase in this category from 2020. This was partially offset by lower travel costs, where a $23,247 reduction from the previous year was realized. This was due to limitations in sales efforts brought on by the Covid-19 pandemic.

Historical results and cash flows:

The Company anticipates sales to begin accelerating during the course of 2022 and beyond. This is driven by our current product mix, as well as new formulations that are planned for launch. Along with expected top-line increases, we expect to reach breakeven bottom- line profitability toward the end of 2022.

As discussed in previous financial statements, the global SARS Cov2 pandemic suppressed sales through the third quarter of 2021. Potential clients in our market sectors (e.g., food, construction) were reluctant to take in-person, or virtual online sales meetings.

However, as we predicted, this reluctance lessened in the third quarter of 2021, as businesses began to have sales meetings and construction projects began to move forward after Covid-19 restrictions eased. Several projects received in the third quarter resulted in a profitable fourth quarter. Zirconia was cash positive in the 4th quarter, generating $245,200 in cash flow from Amazon data center projects (for which we are now their "technology of choice"). Other good news included the forgiveness of our PPP loan of $48,000 by the federal government.

In 2021, we continue to go through regulatory hurdles to meet the UK government's requirements for freshwater coating approval. At the same time, we met with our UK partners, Haydale, on a weekly basis to plan and push sales networking for 2022. As expected, the UK regulatory scheme is taking some time, but expected to conclude testing and review for freshwater approval in mid 2022.

The existing UK projects planned for wastewater and stormwater infrastructure were delayed by Covid restrictions, but one did finally move forward in 2021. As a result, Zirconia has recently won the prestigious 2022 British Engineering Excellence Awards (BEEAs) which reviewed this trial project. These projects in wastewater are moving forward, and expected to ramp up in 2022, despite continued issues with SARsCov-2 variants.

We remained ultra-efficient in terms of staffing in 2021. Zirconia continued to run lean, with 3 full time employees through August, but added back our laboratory support position, hiring an amazing young engineer in September of 2021.

Our cost of operations remained low, and our cost of production also remained low. Using toll blending to manufacture goods, continued to give us the capacity to produce a great deal of product at low cost. Despite the pandemic, this efficiency and low overhead have given us time to grow sales opportunities and create new product offerings.

While we were waiting for markets to open, we focused on key R&D goals, developing, and validating three new topcoat technologies in 2021, which are now part of our product line, and which we feel give us key market advantages.

## Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $13,056.00. [*The Company intends to raise additional funds through an equity financing.*]

## Debt

Creditor: Citi Costco Anywhere Visa
Amount Owed: $23,120.21
Interest Rate: 15.24%
Maturity Date: June 17, 2021

Creditor: SBA EIDL Loan
Amount Owed: $6,700.00
Interest Rate: 1.0%

Creditor: Dr. P. Balaguru
Amount Owed: $80,000.00
Interest Rate: 0.0%
This debt is owed to Dr. Balaguru for the transfer of our primary patent to Zirconia Inc.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Benjamin Cook

Benjamin Cook's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & President

Dates of Service: September 02, 2016 - Present

Responsibilities: Oversees business strategy, operations, marketing, sales strategy, financing, creation of company culture, human resources, hiring, firing, compliance with safety regulations, sales, PR, etc. Salary: $78,000

Position: Board Chairman

Dates of Service: July 17, 2017 - Present

Responsibilities: Ensures that the firm's duties to shareholders are being fulfilled by acting as a link between the board and upper management. Guides board direction, sets agendas.

Name: Balamuralee Balaguru

Balamuralee Balaguru's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO & Secretary

Dates of Service: September 02, 2016 - Present

Responsibilities: Sets technical direction for product development; creates and execute a strategic plan; identifies the exact resources necessary to put the plan into action. Also, manages production and quality control. Salary: $78,000

Position: Board Director

Dates of Service: July 17, 2017 - Present

Responsibilities: Board Secretary, sets board agenda along with CEO, organizes meetings and records meetings.

Name: Michael Riley

Michael Riley's current primary role is with S3 Surface Solutions, LLC. Michael Riley currently services 40+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: November 15, 2018 - Present

Responsibilities: Attend Board Meetings and Vote on Resolutions. 50,000 shares annual compensation.

Other business experience in the past three years:

Employer: S3 Surface Solutions, LLC

Title: CTO

Dates of Service: May 01, 2020 - Present
Responsibilities: Overseeing technology

Other business experience in the past three years:

Employer: Fine Particle Associates

Title: Owner

Dates of Service: November 01, 2019 - May 01, 2020
Responsibilities: Private consulting

Other business experience in the past three years:

Employer: Pascale Industries, Inc.

Title: CTO

Dates of Service: November 01, 2016 - November 01, 2019
Responsibilities: Overseeing technology

Name: Thomas Miesner

Thomas Miesner's current primary role is with Miesner, LLC. Thomas Miesner currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: December 17, 2020 - Present

Responsibilities: Provides guidance and direction to the board around corporate governance and coaches executive management regarding planning, staffing, organizing and controlling. 50,000 shares annual compensation.

Other business experience in the past three years:

Employer: Miesner, LLC

Title: Owner

Dates of Service: January 01, 2004 - Present
Responsibilities: Manages the family wealth fund including leading due diligence for investments, recommending investments, serving on boards, and mentoring executive management.

Other business experience in the past three years:

Employer: Pipeline Knowledge & Development

Title: Founder, Owner, and Board Member

Dates of Service: January 01, 2008 - Present
Responsibilities: Provides oil and gas midstream education, litigation consulting, business development, technology development, and management consulting.

Name: William Boone

William Boone's current primary role is with Double B Consulting, LLC. William Boone currently services 40+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: July 15, 2020 - Present

Responsibilities: Attend Meetings and Vote on Resolutions. 50,000 shares annual compensation.

Other business experience in the past three years:

Employer: Double B Consulting, LLC

Title: Owner

Dates of Service: January 01, 2018 - Present
Responsibilities: Consulting

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Benjamin Cook
Amount and nature of Beneficial ownership: 4,997,000
Percent of class: 24.89

Title of class: Common Stock
Stockholder Name: Balamuralee Balaguru
Amount and nature of Beneficial ownership: 5,000,000
Percent of class: 24.87

## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

## OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.
Common Stock
The amount of security authorized is 40,000,000 with a total of 13,432,583 outstanding.
Voting Rights
The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders.
Material Rights

Voting Rights of Securities Sold in this Offering
Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.
The total amount outstanding includes 2,269,248 shares to be issued pursuant to stock options issued.
The total amount outstanding includes 230,752 shares to be issue pursuant to stock options, reserved but unissued.

Preferred Stock
The amount of security authorized is 10,000,000 with a total of 7,040,067 outstanding.

Voting Rights

Holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

Material Rights

Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock (it being understood that the authorization or issuance of shares of a new series of preferred stock that is senior to or pari passu with the Series Seed Shares will not be deemed to adversely affect the Series Seed Shares if the rights, preferences, privileges or restrictions of the Series Seed Shares are not otherwise affected);

(b) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(c) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(d) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)  to the Company;

(2)  to an accredited investor;

(3)  as part of an offering registered with the SEC; or

(4)  to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

**Zirconia Inc.**

By  /s/ *Benjamin T. Cook*

     Name: Zirconia Inc.

     Title:  CEO

---

Exhibit A

**FINANCIAL STATEMENTS**

---

**ZIRCONIA INC.**

*Reviewed Financial Statements*

*For the Years Ended December 31, 2021, and 2020*



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

April 15, 2022

To:     Board of Directors, ZIRCONIA INC.

Re:     2021-2020 Financial Statement Review


We have reviewed the accompanying financial statements of ZIRCONIA INC. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



**Going Concern**
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

## ZIRCONIA INC.
## BALANCE SHEET
## SEE ACCOMPANYING REVIEW REPORT AND NOTES TO FINANCIAL STATEMENTS
## AS OF DECEMBER 31, 2021 & 2020

**BALANCE SHEET**

| ASSETS | 2021 | 2020 |
|---|---|---|
| Cash & Investments | 13,056 | 211,686 |
| Accounts Receivable | 8,169 | 21,419 |
| Inventory | 271,518 | 164,355 |
| Prepaid Expense | 0 | - |
| Subtotal, Current Assets | 292,743 | 397,461 |
| | | |
| Property, Plant & Equipment | 36,117 | 33,682 |
| Intellectual Property, Patents | 123,961 | 123,961 |
| Accumumlated Depreciation | (15,766) | (7,342) |
| Accumumlated Amortization | (15,589) | (7,325) |
| Net Book Value | 128,723 | 142,977 |
| | | |
| Total Assets | 421,466 | 540,438 |
| | | |
| **LIABILITIES** | | |
| Trade AP & Credit Cards | 5,926 | 10,986 |
| Wages & Taxes Payable | 24,684 | - |
| Accrued Liabilities | 90,000 | 90,000 |
| BusinessTaxes Payable | 22,390 | (140) |
| Bank Line of Credit | 1,186 | - |
| Convertible Debt | - | - |
| Notes Payable and Other Debt, Current | (0) | - |
| Subtotal, Current Liabilities | 144,185 | 100,846 |
| | | |
| Notes Payable and Other Debt, Non-Current | 6,700 | 6,700 |
| Total Liabilities | 150,885 | 107,546 |
| | | |
| **EQUITY** | | |
| Common Stock | 30,000 | 30,000 |
| Preferred Stock | 1,781,259 | 1,656,244 |
| Dividends | - | - |
| Retained Earnings | (1,540,678) | (1,253,353) |
| Total Equity | 270,581 | 432,892 |
| | | |
| Total Liabilities & Equity | 421,466 | 540,438 |

## ZIRCONIA INC.
## STATEMENT OF OPERATIONS
## SEE ACCOMPANYING REVIEW REPORT AND NOTES TO FINANCIAL STATEMENTS
## FOR THE CALENDAR YEARS ENDED DECEMBER 31, 2021 & 2020

**PROFIT & LOSS STATEMENT**

| | 2021 | 2020 |
|---|---:|---:|
| **Revenue** | | |
| Product Sales | 280,947 | 85,090 |
| Freight-Shipping Cost | 650 | 2,604 |
| Third Party and Other Costs | - | 250 |
| Total Revenue | 281,597 | 87,944 |
| | | |
| **Cost of Goods** | | |
| Raw Materials | 41,748 | 10,444 |
| Packaging | 2,530 | 802 |
| Freight | 6,168 | 2,883 |
| Third Party Costs | 6,016 | 613 |
| Total Cost of Goods & Services | 56,463 | 14,742 |
| | | |
| Gross Profit | 225,135 | 73,203 |
| | | |
| **Personnel** | | |
| Operations | 154,900 | 128,000 |
| Sales | 68,333 | 59,999 |
| Commission | 87,317 | 7,200 |
| Payroll Taxes | 18,771 | 17,860 |
| Benefits | 17,950 | 8,223 |
| Subtotal | 347,271 | 221,282 |
| | | |
| **General & Adminstrative** | | |
| Marketing Related | 56,730 | 7,641 |
| Equipment, Small | 3,778 | 1,434 |
| Research, Development, and Testing | 11,011 | 18,896 |
| Rent | 15,000 | 18,000 |
| Office, Lab & Warehousing | 27,132 | 20,767 |
| Legal Costs | 1,242 | 6,327 |
| Professional Fees | 13,422 | 14,660 |
| Contract Labor | 2,675 | - |
| Information Technology | 6,650 | 3,443 |
| Travel Related | 38,208 | 61,455 |
| Meals & Entertainment | 12 | 20 |
| Postage & Shipping | 4,479 | 7,194 |
| Dues & Subscriptrions | 1,175 | 5,299 |
| Insurance, Corporate | 6,653 | 3,824 |
| Insurance, Product | 5,756 | 5,801 |
| Fees & Licensing | 426 | 569 |
| Bank Fees | 165 | 250 |
| Subtotal | 194,515 | 175,578 |
| | | |
| Operating Income (EBITDA) | (316,652) | (323,658) |
| | | |
| **Non-Operating Activity** | | |
| Interest Expense | 1,629 | 188,673 |
| Purchase Discounts | - | (1,440) |
| Merchant Fees (Credit Card) | 107 | 334 |
| Depreciation | 8,424 | 21,869 |
| Amortization | 8,264 | 6,191 |
| State & Local Taxes (SALT) | 839 | 674 |
| Disposal (Gain) or Loss | (48,588) | (15,137) |
| Subtotal | (29,326) | 201,163 |
| | | |
| Net Income (Loss) | (287,326) | (524,821) |

## ZIRCONIA INC.
## STATEMENT OF CASH FLOWS
## SEE ACCOMPANYING REVIEW REPORT AND NOTES TO FINANCIAL STATEMENTS
## FOR THE CALENDAR YEARS ENDED DECEMBER 31, 2021 & 2020

**STATEMENT OF CASH FLOWS**

| Cash flows from operating activities | 2021 | 2020 |
|---|---|---|
| Net (loss) | (287,326) | (524,821) |
| | | |
| Add (deduct) effects on operating income: | | |
| Depreciation | 8,424 | 21,869 |
| Amortization | 8,264 | 6,191 |
| Accounts receivable | 13,251 | (15,886) |
| Inventory | (107,163) | (20,528) |
| Prepaid Expense | (0) | - |
| Accounts payable | 4,790 | 14,873 |
| Credit cards payable | 14,833 | (10,451) |
| Accrued liabilities | - | (10,769) |
| Wages payable | 22,390 | (12,462) |
| Business taxes payable | 1,326 | 610 |
| Net cash provided (used) by operating activities | (321,211) | (551,375) |
| | | |
| **Cash flows from investing activities:** | | |
| Purchase of equipment | (2,434) | (7,072) |
| Purchase of patents | - | (23,961) |
| Net cash provided (used) by investing activities | (2,434) | (31,033) |
| | | |
| **Cash flows from financing activities:** | | |
| Proceeds from issuing common stock | - | (586) |
| Proceeds from issuing preferred stock | 125,015 | 1,656,244 |
| Increase (decrease) from bank line of credit | - | - |
| Increase (decrease) from SAFE or convertible debt | (0) | (955,000) |
| Increase (decrease) from other term debt | - | 55,519 |
| Net cash provided (used) by financing activities | 125,015 | 756,177 |
| | | |
| **Net increase (decrease) in cash** | (198,631) | 173,769 |
| | | |
| Cash balance, beginning of period | 211,686 | 37,916 |
| | | |
| Cash balance, end of period | 13,055 | 211,686 |

**ZIRCONIA INC.**
**STATEMENT OF SHAREHOLDERS' EQUITY / (DEFICIT)**
**SEE ACCOMPANYING REVIEW REPORT AND NOTES TO FINANCIAL STATEMENTS**
**FOR THE CALENDAR YEARS ENDED DECEMBER 31, 2021 & 2020**

| | Common Stock | Preferred Stock | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance on January 1, 2020 | 105,586 | - | (725,678) | (620,092) |
| Conversion of notes payable to equity | (75,586) | 1,656,244 | | 1,580,658 |
| Net (loss) | | | (527,675) | (527,675) |
| Balance on January 1, 2021 | 30,000 | 1,656,244 | (1,253,352) | 432,892 |
| Issued shares for cash | - | 125,015 | - | 125,015 |
| Conversion of debt to shares | - | - | - | - |
| Net (loss) | - | - | (287,326) | (287,326) |
| Balance on December 31, 2021 | 30,000 | 1,781,259 | (1,540,678) | 270,581 |

ZIRCONIA INC.
NOTES TO FINANCIAL STATEMENTS
SEE ACCOMPANYING REVIEW REPORT
FOR THE CALENDAR YEARS ENDED DECEMBER 31, 2021 & 2020

## NOTE A: ORGANIZATION AND NATURE OF ACTIVITIES

Zirconia Inc. ("the Company") is a corporation formed in 2017 under the laws of the State of Delaware. The Company derives revenue from the design and manufacture of a new class of high performance, permanent, eco-friendly ceramic-polymer coatings which are used to prolong the life of concrete, steel, and other physical assets.

Since inception, the Company has relied on issuing securities and debt instruments to fund its operations. As of December 31, 2020, the Company had incurred a cumulative loss and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company intends to fund its operations with funding from the crowdfunding campaign and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

### Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. During 2020 and 2021, the Company recorded no losses on uncollectible receivables.

### Inventory

The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

### Property and Equipment

The company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, with no amount to account for estimated salvage value.

Intellectual Property

The Company capitalized intellectual property costs as the result of its initial purchase of a patent in 2018 which supports foundational product chemistry. Under GAAP, intellectual property is tested periodically for impairment, but not otherwise adjusted. As of December 31, 2021, the Company has not recognized any impairment loss on intellectual property. Amortization of intellectual property is calculated on a straight-line basis over a period of 15 years.

Cost of Sales

Cost of Goods includes costs of inventory items and other related supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct marketing related expenses and advertising costs as incurred.


**NOTE C: INCOME TAXES**

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company has recorded net operating losses in each of the years 2017, 2018, 2019, 2020, and 2021. The Company believes there is uncertainty as to the valuation or timing of benefits associated with the losses, through December 31, 2021, a cumulative gross deferred tax asset amount of $329,400 has been fully valued. The net operating loss carry forward associated with 2017, 2018, 2019, 2020, and 2021 will expire if unused after the tax year 2037, 2038, 2039, 2040, and 2041, respectively.

The Company is subject to Federal Tax requirements in the United States. The Company's Internal Revenue Service tax filings for tax years 2017, 2018, 2019, 2020, and 2021 will be subject to review by that State until the expiration of the statutory period in 2021, 2022, 2023, 2024, and 2025, respectively.

The Company is subject to Franchise Tax requirements in the State of Delaware. The Company's Delaware tax filings for tax years 2017, 2018, 2019, 2020, and 2021 will be subject to review by that State until the expiration of the statutory period in 2021, 2022, 2023, 2024, and 2025, respectively.


**NOTE D: EQUITY BASED COMPENSATION**

In 2019, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan vest at the rate of 25% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2021, options issued, available, and exercised were as follows:

| | |
|---|---|
| Options Authorized | 2,500,000 |
| Options Issued | 1,634,248 |
| Options Available | 865,752 |

Through December 31, 2021, no vested options were exercised by option holders.

**NOTE E: ACCRUED LIABILITIES – PATENT**

The Company secured ownership of a core technology patent in 2017 from Dr. P. Balaguru. Through December 31, 2020, the Company has paid $10,000, with $90,000 remaining outstanding to Dr. Balaguru.  The balance owed is recorded as an accrued liability and there is no expectation or demand for payment.  The Company and Dr. Balaguru have an oral understanding that the balance is to be paid once the Company has realized sufficient operating cash flow.

**NOTE F: CONCENTRATIONS OF RISK**

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

**NOTE G: SUBSEQUENT EVENTS**

Management considered events after the end of the period but before April 10, 2022, the date that the financial statements were available to be issued.

# CERTIFICATION

I, Benjamin T. Cook, Principal Executive Officer of Zirconia Inc., hereby certify that the financial statements of Zirconia Inc. included in this Report are true and complete in all material respects.

_Benjamin T. Cook_

CEO